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MORRISON & FOERSTER LLP

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July 11, 2005

Writer’s Direct Contact
858/720-5198
SRowles@mofo.com

Via Edgarlink and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Ms. Kaitlan Tillan, Assistant Chief Accountant
Mr. Tom Jones
Mr. Eric Atallah

Re:	Endocare, Inc.
Registration Statement on Form S-2 filed April 5, 2005,
as amended June 7, 2005
File No. 333-123866

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Endocare, Inc. (the “Company”), is Pre-Effective Amendment No. 2 (the “Amendment”), amending the Company’s Registration Statement on Form S-2, originally filed with the Securities and Exchange Commission on April 5, 2005 and amended on June 7, 2005 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.

The Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated June 17, 2005 (the “Staff Letter”) with respect to the Registration Statement, the Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2005. The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.

July 11, 2005
Page Two

Amendment No. 1 to Registration Statement on Form S-2

We face risks related to investigations by the SEC and DOJ, page 2

1.	Please refer to prior comment 4. Please briefly highlight the subject of the statements, such as the allegations concerning your financial statements and the periods covered by such financial statements.

Response to Comment #1

The Company has revised the risk factor referred to in Comment #1 to briefly highlight the subject of the statements.

We are dependent upon a number of third-party suppliers to manufacture our products and the loss of any of these suppliers could harm our business, page 6

2.	Please refer to prior comment 17. Advise us why you have included the risk factor based on your response.

Response to Comment #2

The Company has deleted the risk factor referred to in Comment #2.

Where you can find more information, page 21

3.	The paragraph numbered “8” is inconsistent with the requirements of Form S-2 that require you to list all incorporated documents. Please revise.

Response to Comment #3

The Company has deleted the paragraph numbered “8” referred to in Comment #3.

Form 10-K for the fiscal year ended December 31, 2004

4.	We note your responses to several comments that you will revise your disclosure in future filings. Please include such revisions in your amendment to your Form 10-K.

Response to Comment #4

Consistent with our discussions with Tom Jones and Eric Atallah, and based on the responses in this letter, the Company respectfully requests that the Staff not require the Company to file an amendment to the Form 10-K and instead permit the Company to revise its disclosure in future filings to reflect the Staff’s comments.

July 11, 2005
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Health Care Regulatory Issues, page 12

5.	Please refer to prior comments 6, 8 and 19. Provide more specific disclosure about how your operations fit within these laws. Also, with a view toward disclosure, please tell us whether the payment terms mentioned in responses 26 and 34 affect your compliance with these laws.

Response to Comment #5

The Company will incorporate into future filings the detailed information regarding health care regulatory matters contained in our prior response letter (i.e., responses 6, 8 and 19). The Company does not believe that the payment terms mentioned in responses 26 and 34 (e.g., concessions, volume guarantees, contingent payment arrangements, etc.) have any material impact on the Company’s compliance with the laws described in our prior response letter.

Consolidated Statements of Operations, page F-2

6.	Please refer to prior comment 32. Under paragraph 37 of SFAS 131, you should disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. As such, it appears that you should provide the information related to your revenues by products and services in a note to your financial statements similar to the information provided on page 28 of MD&A.

Response to Comment #6

As requested, in future filings the Company will provide the information related its revenues by products and services in a note to its financial statements similar to the information provided on page 28 of MD&A.

7.	Please refer to prior comment 32. Since you recognize all of the revenue related to the bundled procedures as services are rendered, it appears appropriate to reflect those revenues and their related costs as service revenues and service costs with an appropriate explanation of the components. Similar to your response, in future filings you should reflect the amount of revenues from these services separately and explain why it is impracticable to present the amount of cost of services as required by Item 5-03(b) of Regulation S-X in the notes to your financial statements. Under U.S. GAAP you should consider all direct fixed costs in your determination of the cost of services including the technician salaries and the depreciation of the units used to provide these services. The fact that the number of procedures performed has a direct impact on the gross profit margin for the services does not appear to be a basis under U.S. GAAP to exclude those costs from

July 11, 2005
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cost of sales for the services and instead include those costs within cost of sales for your products. The reasons for significant changes in the gross margin as a result of the number of procedures performed should be explained in MD&A. In fact, under the current presentation this “distortion” is still included within cost of sales but its impact is not obvious due to its inclusion in the change in gross margin for cryoprobes, disposables and bundled procedure fees.

Response to Comment #7

As requested, in future filings the Company will separately disclose the amount of revenues from bundled procedures and explain why it is impracticable to present the amount of cost of services in the notes to its financial statements. Please note that the depreciation expense related to revenue-generating equipment and fixed assets is included as a component of cost of services and has been included historically. With regard to technician salaries, the Company believes that it properly excludes these expenses from cost of services because of the nature of the expenses. In particular:

•	Technician salaries are period costs that are fixed in amount;

•	The expenses for technicians’ salaries do not vary in relation to the volume of procedures performed;

•	The total salaries for Company technicians in 2004 were approximately $250,000. Prorated for the actual number of cryosurgical procedures serviced by Company technicians in 2004, the cost attributable to revenue is very insignificant;

•	Technicians are principally engaged in clinical education activities, rather than exclusively providing technical support in connection with cryosurgical procedures;

•	Technicians’ role and function are centered around a variety of responsibilities, only one of which is the technical support of cryosurgical procedures. These responsibilities include training of new physicians, training of staff of third-party service providers, facilitating new product development, conducting field trial evaluations for engineering and manufacturing and assisting in the development of product training materials;

•	In addition to technicians, a number of the Company’s other employees are capable of providing technical support for cryosurgical procedures, including the Company’s sales representatives; and

July 11, 2005
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•	Approximately 70% of cryosurgical procedures require the services of a technician and historically only a small percentage of these procedures were supported by a Company technician. The majority of the procedures are serviced by third party providers and the related costs are historically included in cost of sales.

8.	Please refer to prior comment 33. Please amend your Form 10-K to restate the gains and losses on divestures within your operating income in accordance with paragraph 45 of SFAS 144, or provide us with your analysis of why the current presentation complies with U.S. GAAP or is not material for purposes of restatement.

Response to Comment #8

Particularly in light of the Company’s historical financial reporting issues, the Company’s primary objective is to provide maximum transparency of its operating results. As the Company resolves its historical financial reporting issues and attempts to rebuild the confidence of investors and others, the Company is focused on providing investors with as accurate a picture as possible of the Company’s historical and going-forward expense structure. It has been management’s experience that investors are particularly interested in understanding the Company’s expense structure and the Company’s ability to leverage its operating expenses and achieve profitable operations. With an eye toward clarity and comparability of disclosure and facilitating an understanding of the Company’s operating structure as operations normalize, the Company concluded that including in operating expenses the $8.6 million gain on the disposal of a non-core product line would mislead investors and understate the Company’s true operating costs. Therefore, the Company classified this gain outside of operating expenses. To support this classification, the Company provided extensive and robust disclosure of the nature of the gain and the purpose for the transaction that resulted in the gain. Given this classification decision for the gain in 2003, for comparability purposes the Company classified the $700,000 loss in 2004 similarly. The $700,000 was insignificant to total 2004 operating expenses of over $69 million.

The Company respectfully requests that the Company be allowed to record the 2003 gain and 2004 losses in operations in accordance with paragraph 45 of SFAS 144 in future filings.

Note 7. Dispositions and Assets Held for Sale – Page F-19

Cryosurgical Products of Cardiac Applications – Page F-19

9.	Please refer to prior comment 40. Please address why you did not allocate any of the sales proceeds to the non-compete agreement for cardiovascular services. The fact that the non-compete agreement was specifically identified within the sales

July 11, 2005
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document leads us to presume that it is substantive and at least a portion of your gain should be recognized over the life of the non-compete agreement.

Response to Comment #9

At the consummation of the license of the Company’s technology to CryoCath for cardiovascular uses, the Company did not have the ability, feasibility or intention of competing in the cardiovascular sector. Management conceded to the non-compete provision at that time in light of the extremely low likelihood that the Company would seek to compete with CryoCath in the cardiovascular sector. Management believes that the inclusion or exclusion of the covenant had no effect on the proceeds from the transaction. In light of these facts, the Company concluded that there was no value inherent in this non-compete provision and hence it was appropriate to attribute no value to it.

Form 10-Q for the quarterly period ended March 31, 2005

Note 3. Changes to Plan of Sale – Timm Medical, page 6

10.	Please tell us why you reflect only one operating segment. We note the extended discussion of your cryosurgical business and erectile dysfunction business throughout your business and MD&A sections. Tell us the contents of the information reviewed by your CODM. See SFAS 131.

Response to Comment #10

The Company views the cryosurgical and erectile dysfunction businesses (the later is conducted through its wholly-owned subsidiary, Timm Medical) as one operating and one reportable segment pursuant to SFAS 131 (i.e., urological products and services), although each constitutes a separate reporting unit for the purpose of assigning and testing goodwill for impairment under SFAS No. 142. From a management information and analysis perspective, the Company’s chief operating decision maker (CODM) is its Chief Executive Officer. The CODM reviews financial and analytical information principally on a consolidated basis to assess performance and make decisions about resource allocation, with specific attention placed on revenues by product or service line and the related gross margins. The typical information reviewed by the CODM is a monthly sales report consisting of approximately seven pages of detailed analytics and only one line item for monthly revenue for Timm Medical.

In addition, the CODM reviews a monthly package prepared for the Company’s Board of Directors, which includes a narrative analysis that reviews significant financial developments. This narrative analysis usually centers around the Company’s cryosurgical product line, revenues in the aggregate, gross margins in the aggregate (though primarily focused on the cryosurgical product line) and operating expenses in the aggregate. The CODM typically makes decisions on the basis of the Company’s consolidated financial condition and operating results.

The cryosurgical and erectile dysfunction businesses comprise one operating segment because they are managed similarly, share resources and have similar economic characteristics consistent with paragraph 17 of SFAS 131:

•	All of the Company’s products and services (whether cryosurgical or erectile dysfunction) are marketed in the urology sector;

•	The nature of the manufacturing processes for all of the Company’s products (whether cryosurgical or erectile dysfunction) is the same – light manufacturing or assembly;

•	The type or class of customer for all of the Company’s products and services (whether cryosurgical or erectile dysfunction) is the same – principally urologists or their patients, often in a complementary manner. After a urologic cryosurgical procedure, physicians almost always prescribe erectile

July 11, 2005
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dysfunction products for up to three years or more due to the initial immediate side effects of cryosurgery;

•	The method of distributing the Company’s product and services (whether cryosurgical or erectile dysfunction) is the same – through urologists; and

•	The nature of the regulatory environment is the same – principally the FDA and CMS for reimbursement purposes.

Shortly after the Company acquired Timm Medical, the Company disposed of non-complementary product lines in an effort to focus on the complementary relationship between the Company’s cryosurgical products and services and Timm Medical’s erectile dysfunction products.

The Company combined the sales forces of these product lines and moved the financial and administrative responsibilities of Timm Medical to the Company’s corporate headquarters in 2003. The combination of the sales forces was intended to enable the Company to more effectively promote the sale of cryosurgical procedures and follow-up care (i.e., erectile dysfunction products) as one, and to help urologists provide a full cycle of care to their patients.

The procurement process for each product line is generally centralized and administered at the Company’s corporate headquarters. However, for cost and logistical reasons, inventory responsibilities for Timm Medical were returned to Timm Medical’s office in Minnesota in 2004. Nevertheless, management’s intent remains the same, as it relates to the marketing synergies to be gained by jointly marketing and growing both product lines, given the complementary relationship described above.

July 11, 2005
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Note 4. Private Placement of Common Stock and Warrants, page 6

11.	Please refer to prior comment 41. Please tell us why you are accounting for the warrants within equity and not as a liability. Please be specific in your response and address each of the criteria in EITF 00-19 as it relates to the terms of your warrant and the related registration rights agreement. Also address your accounting for the call provision. See EITF 00-19, SFAS 133 and SFAS 150. Tell us the amount of the discount related to the call provision, how you calculated this amount, and tell us why. Cite the accounting literature upon which you relied.

Response to Comment #11

After reviewing EITF 00-19, SFAS 133 and SFAS 150, the Company concluded that the warrants were properly classified as equity based on several factors. In particular:

•	There is no circumstance or alternative for a net-cash settlement provided by the warrants agreement, registration rights agreement or any of the other financing documents;

•	The Company is not required to deliver registered shares upon exercise of the warrants. Rather, if any warrant is exercised before an effective registration statement covering the resale of the underlying shares, then the Company would settle the warrant by delivering restricted stock to the respective warrant holder;

•	The registration rights agreement is a separate agreement from the warrants in that the registration rights agreement covers both the shares underlying the warrants and the common shares issued outright upon the closing of the March 2005 financing;

•	The registration rights agreement provides that the sole monetary remedy for failing to obtain and maintain the effectiveness of the Form S-2 registration statement are liquidated damages equal to 1% of the aggregate investment amount for each 30 days after the effectiveness deadline (which was June 9, 2005) during which the registration statement is not effective, pro rated for partial months. This amounts to approximately $5,200 per day for each day after June 9, 2005 that the registration statement is not effective. Through June 30, 2005, an aggregate of $109,269.97 in liquidated damages had accrued under the registration rights agreement; and

•	The liquidated damages do not equate to a net-cash settlement, and therefore do not in themselves result in liability classification, because: (1) the warrants are not extinguished by the payment of liquidated damages – the Company

July 11, 2005
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still must deliver shares; (2) net-cash settlement of the warrants is not an alternative and would in no way negate the Company’s obligation to pay liquidated damages under the registration rights agreement; and (3) the liquidated damages represent a reasonable discount for the unregistered shares – not a penalty. Under the registration rights agreement, the Company’s registration obligations expire as soon as all of the shares to be registered can be resold without registration under Rule 144(k). Therefore, even if the Form S-2 registration statement were never to become effective, it is unlikely that the damages would exceed $3.3 million or 21% of the offering proceeds. The probable damages will be significantly less since the Company expects that the Form S-2 registration statement will be declared effective in the near future, so that any liquidated damages will immediately cease to accrue and will not be significant.

In sum, the above analysis led the Company to conclude that current guidance in GAAP does not prescribe liability accounting for the warrants, given the facts and circumstances described above.

With respect to the valuation of the warrants, the Company is working with an independent valuation specialist to finalize its estimate of the fair value of the warrants. The Company performed the following steps to arrive at a preliminary valuation:

•	The Company first used Black-Scholes with input factors consistent with those used in the Company’s 2004 option calculations. This step yielded the value of the warrants without regard to the call provision;

•	The Company then applied a three-year average life to the warrants, decreasing their fair value, because the Company believes that this approach captures the effect of the call provision given that the stock will likely reach the applicable call thresholds (i.e., $6.50 per share in the case of the Series A warrants and $7.50 per share in the case of the Series B warrants) within three years; and

•	The Company then deducted an additional discount based on the expectation that market realities would dictate that warrant holders sell the underlying shares in small amounts over six months as opposed to selling all exercised shares at once, given that the stock is currently traded on the Pink Sheets and has a relatively small average daily volume.

* * * * * *

July 11, 2005
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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.

Very truly yours,

/s/ Steven G. Rowles

Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc.
Kevin Keating, Endocare, Inc.